File 70-7561
               SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON,  D. C.  20549
                            Form U-1
                _________________________________

                 POST EFFECTIVE AMENDMENT NO. 14
                               TO
                    APPLICATION - DECLARATION
                              Under
         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                _________________________________

System Energy Resources, Inc.          Entergy Corporation
1340 Echelon Parkway                   639 Loyola Avenue
Jackson, MS  39213                     New Orleans, Louisiana 70113

Entergy Arkansas, Inc.                 Entergy Louisiana, Inc.
425 West Capitol Avenue                4809 Jefferson Highway
Little Rock, Arkansas 72201            Jefferson, Louisiana 70121

Entergy Mississippi, Inc.              Entergy New Orleans, Inc.
308 East Pearl Street                  1600 Perdido Building
Jackson, Mississippi 39201             New Orleans, Louisiana 70112

     (Names of companies filing this statement and addresses
                 of principal executive offices)
               __________________________________

                       ENTERGY CORPORATION
             (Name of top registered holding company
             parent of each applicant or declarant)
                _________________________________

                        Steven C. McNeal
                  Vice President and Treasurer
                       Entergy Corporation
                        639 Loyola Avenue
                     New Orleans, LA  70113
                         (504) 576-4363

             (Name and address of agent for service)

              _____________________________________

         The Commission is also requested to send copies of communications in connection with this matter to:

       Mark G. Otts, Esq.             William T. Baker, Jr., Esq.
       Entergy Services, Inc.         Thelen Reid & Priest LLP
       639 Loyola Avenue              40 West 57th Street
       New Orleans, Louisiana 70113   New York, New York 10019
       Phone:  (504) 576-5228         Phone:  (212) 603-2000
       Facsimile:  (504) 576-4150     Facsimile:  (212) 603-2001

Item 1.        Description of Proposed Transactions.

          The text to be added to the end of Item 1 of the Application-Declaration in this proceeding through Post-Effective
Amendment No. 13 is hereby amended and restated as follows:

          System Energy Resources, Inc. ("System Energy") was previously authorized in this proceeding (HCAR No. 24791, December 23, 1988) to enter into two separate but identical arrangements for the sale and leaseback of undivided portions of its interest in Unit No. 1 of the Grand Gulf Steam Electric Generating Station ("Unit No. 1"). These transactions were consummated on December 28, 1988. In connection with the equity funding of the arrangements, financial support in the form of letters of credit was required to be maintained to secure the payment to the equity investors of certain amounts that may be payable by System Energy under the respective leases from time to time.

          Initial letters of credit in an aggregate principal amount of $128,126,450 were issued in 1988 and, pursuant to further Commission authorization in this proceeding (HCAR No. 25241, January 11, 1991; HCAR No. 25944, December 10, 1993; HCAR
No. 26601, November 6, 1996; and HCAR No. 27157, March 23, 2000),
replacement letters were issued in 1991, 1993, 1996 and 1999. The letters of credit issued in 1999 in the amount of $192,946,933.64 are scheduled to expire on March 20, 2003.

          Pursuant to the Commission's November 6, 1996 order (HCAR No. 26601), during the basic terms of the leases, and without further Commission authorization, (1) System Energy was authorized to extend, increase the amount of and/or change the pricing terms of subsequent letters of credit within the parameters set forth in the Commission's previous orders, (2) System Energy was authorized to enter into new reimbursement agreements or further amendments to the then existing reimbursement agreement, and (3) System Energy, Entergy Arkansas, Inc., Entergy Louisiana, Inc., Entergy Mississippi, Inc. and Entergy New Orleans, Inc. were authorized to enter into one or more additional assignments of the Availability Agreement,1 and System Energy and Entergy Corporation ("Entergy") were authorized to enter into one or more additional supplementary agreements and assignments of the Capital Funds Agreement,2 in each case, to provide further security for System Energy's reimbursement obligations to the letter of credit bank, the administrating bank and the participating banks.

          For   further   information   with   respect   to   the
Availability  Agreement  and  the  Capital  Funds  Agreement  and
previous    assignments   and   supplementary   agreements    and
assignments, respectively, reference is made to Exhibits B-16 and B-17 in this File and to File Nos. 70-5399, 70-5890, 70- 6259, 70-
6592,  70-6600, 70-6913, 70-6985, 70-7021, 70-7026, 70-7123,  70-
7158, 70-7272, 70-7382,70-7533,70-7534, 70-7946, 70-8511 and  70-
9753.

          Due to changes in the credit markets that have occurred
since  the issuance of the 1999 replacement letters of credit, it
has   become  increasingly  expensive  and  difficult  to  obtain replacement letters of credit.

          In an effort to obtain replacement letters of credit with a longer term than the maximum three year letters of credit currently believed to be available in the commercial banking market, System Energy is proposing to enter into a transaction which will result in pre-funded letters of credit. System Energy believes that it is possible that the proposed transaction could result in replacement letters of credit with terms that could extend through the remainder of the basic term of the leases (July 15, 2015) at a cost comparable to that which may be required to periodically renew, replace or extend the letters of credit in the commercial bank market through the basic term of the leases.

          The proposed transaction would require the creation of a financing entity, currently anticipated to be a Delaware business trust,3 which would issue pass-through certificates to investors in either a private placement or Rule 144A transaction. The pass-through certificates would evidence an undivided ownership interest in all of the financing entity's assets and contemplate a fixed or floating return on the investment. The amount of the proceeds of the sale of the pass-through certificates would equal the amount of the replacement letters of credit to be issued.

          The financing entity would invest the proceeds of the sale of the pass-through certificates in permitted investments, currently anticipated to include and primarily consist of a guaranteed investment contract ("GIC") issued by an insurance company or other investments. The GIC or other investments would bear interest at a specified rate, would mature as to principal at the same time as the pass-through certificates and be redeemable, at the option of its holder, in the same amounts and at the same time as drawings on the letters of credit.

          System Energy, the entity which will issue the replacement letters of credit, and the financing entity will enter into a reimbursement agreement (the "New Reimbursement Agreement") providing for the issuance of the replacement letters of credit that System Energy would be required to reimburse upon draws on the letters of credit. In the event of unreimbursed drawings on the letters of credit, the letter of credit issuing entity would be permitted to cause the financing entity's permitted investments to be liquidated and utilized to reimburse it for the drawings. System Energy would be obligated to reimburse the financing entity for the amount of the drawing. The letter of credit issuing entity, currently anticipated to be a bank, may be the financing entity described above.

          Annualized fees (not to exceed 5% per annum) payable by System Energy under the New Reimbursement Agreement to the financing entity would, together with the return on the entity's permitted investments, equal the return to be paid on the pass-through certificates. Unreimbursed drawings on the letters of credit would bear interest at the same rate and be payable at the same time as the principal and interest are payable on the pass-through certificates.

          To support System Energy's obligations under the New Reimbursement Agreement to the letter of credit issuing entity and the financing entity, the Applicants may be required to enter into one or more supplementary agreements and assignments of the Capital Funds Agreement and one or more assignments of the Availability Agreement evidencing such support to or for the benefit of the other parties to the New Reimbursement Agreement. The Applicants hereby request authority for (i) Entergy
Corporation and System Energy to enter into one or more supplementary agreements and assignments of the Capital Funds Agreement, and (ii) Entergy Arkansas, Entergy Louisiana, Entergy Mississippi, Entergy New Orleans and System Energy to enter into one or more assignments of the Availability Agreement, in each case to or for the benefit of other parties to the New Reimbursement Agreement.

          To further evidence or secure System Energy's obligations under the New Reimbursement Agreement to the letter of credit issuing entity and the financing entity, System Energy may, in addition to or in lieu of additional assignments of the Availability Agreement and supplementary agreements and assignments of the Capital Funds Agreement, be required to issue to or for the benefit of other parties to the New Reimbursement Agreement its first mortgage bonds or other secured or unsecured debt securities in an amount equal to the maximum amount of the replacement letters of credit (which amount will not exceed $200,000,000), with the same term as the replacement letters of credit and bearing interest at the same rates as will be borne by the pass-through certificates. The interest rate on the pass-through certificates would not exceed at the time of issuance the greater of (a) 500 basis points over U.S. Treasury securities having a remaining term comparable to the term of such certificates, if issued at a fixed rate, or 500 basis points over LIBOR for the relevant interest rate period, if issued at a floating rate, and (b) a spread over U.S. Treasury securities or LIBOR, as the case may be, that is consistent with similar securities of comparable credit quality and maturities issued in similar transactions with other companies. The Applicants hereby also request authority for System Energy to issue its first mortgage bonds or other secured or unsecured debt securities to the parties, in the amounts and on the terms herein described.

Item 2.        Fees, Commissions and Expenses.

          The fees, commissions and expenses to be paid or incurred in connection with the transactions described herein are not expected to exceed 5% of the aggregate amount of the letters of credit.

Item 3.        Applicable Statutory Provisions.

          3.1  General.

           System Energy believes that Sections 6 and 7 of the Public Utility Holding Company Act of 1935 (the "Act") apply to its obligations under the New Reimbursement Agreement and to the issuance of first mortgage bonds or other secured or unsecured debt securities as possible security for these obligations or obligations to the financing entity.

           System Energy, Entergy Corporation, Entergy Arkansas, Inc., Entergy Louisiana, Inc., Entergy Mississippi, Inc. and Entergy New Orleans, Inc. believe that Section 12(b) of the Act and Rule 45 thereunder apply to the supplementary agreements and assignments of the Capital Funds Agreement and the assignments of the Availability Agreement, respectively.

          The Commission has previously approved, under Section 12(d), and Sections 9 and 10, of the Act, respectively, the two arrangements for the sale and leaseback of Unit No. 1; these arrangements are not affected by the transactions proposed in this Post-Effective Amendment No. 14.

          3.2  Compliance with Rules 53 and 54.


          The  transactions proposed herein are also  subject  to
Section 32(h)(4) of the Holding Company Act and Rule 54 thereunder. Rule 54 provides that, in determining whether to approve any transaction that does not relate to an "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO"), as defined in Sections 32 and 33, respectively, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO upon the registered holding company system if paragraphs (a), (b) and (c) of Rule 53 are satisfied.

          The proposed transactions are subject to Rule 54. In determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or FUCO, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO upon the registered holding company system if Rule 53(a), (b) and (c) are satisfied. Entergy hereby represents that, pursuant to Rule 54 under the Holding Company Act, (1) all of the criteria of Rule 53(a) and (b) are satisfied. Entergy's "aggregate investment" in affiliated EWGs and FUCOs as of June 30, 2002 (approximately $1.804 billion) was approximately 49.87% of Entergy's consolidated retained earnings as of June 30, 2002. Furthermore, Entergy and its consolidated subsidiaries (the "Entergy System") have together complied with, and will continue to comply with, the record keeping requirements of Rule 53(a)(2), with the limitation in Rule 53(a)(3) on the use of Entergy's System operating company personnel in rendering services to affiliated EWGs and FUCOs, and with the requirements of Rule 53(a)(4) concerning the submission of certain filings and reports under the Holding Company Act to retail regulatory commissions. Finally, none of the circumstances described in Rule 53(b) has occurred.

Item 4.        Regulatory Approval.

          No  state commission, and no federal commission,  other
than   the   Commission,  has  jurisdiction  over  any   of   the
transactions   proposed   in  this  Application/Declaration,   as
amended.

Item 5.        Procedure.

          The Commission is requested to publish a notice under Rule 23 with respect to the filing of this Post-Effective Amendment No. 14 to the Application-Declaration as soon as practicable. System Energy requests that the Commission's supplemental order authorizing the proposed transactions be issued not later than December 31, 2002, as System Energy must replace its current letter of credit to prevent the occurrence of an event of default under the leases, and that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective. System Energy hereby waives a recommended decision by a hearing officer or any other responsible officer of the Commission and consents that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.

Item 6.        Exhibits and Financial Statements.

          (a)  Exhibits:

         *B-4  Letter of Credit.

         *B-5  Reimbursement Agreement.

          B-24 System Energy's Mortgage and Deed of Trust,  dated
               as of June 15, 1977, from System Energy to The Bank of New York (successor to United States Trust Company of New York) and Douglas J. MacInnes (successor to Gerard F. Ganey and Malcolm J.
               Hood),  Trustees,  as supplemented  by  twenty-two
               (22) Supplemental Indentures (filed, respectively, as the exhibits and in the file numbers indicated:
               A-1  in  70- 5890 (Mortgage); B and C to  Rule  24
               Certificate in 70- 5890 (First); B to Rule 24 Certificate in 70-6259 (Second); 20(a)-5 to Form 10-Q for the quarter ended June 30, 1981, in 1-
               3517 (Third); A-1(e)-1 to Rule 24 Certificate in 70-6985 (Fourth); B to Rule 24 Certificate in 70-7021 (Fifth); B to Rule 24 Certificate in 70-7021 (Sixth); A-3(b) to Rule 24 Certificate in 70-7026 (Seventh); A-3(b) to Rule 24 Certificate in 70-7158 (Eighth); B to Rule 24 Certificate in 70-7123 (Ninth); B-1 to Rule 24 Certificate in 70-7272
               (Tenth);  B-2  to Rule 24 Certificate  in  70-7272
               (Eleventh); B-3 to Rule 24 Certificate in  70-7272
               (Twelfth);  B-1 to Rule 24 Certificate in  70-7382
               (Thirteenth);  B-2 to Rule 24 Certificate  in  70-
               7382  (Fourteenth); A-2(c) to Rule 24  Certificate
               in   70-7946  (Fifteenth);  A-2(c)  to   Rule   24
               Certificate in 70-7946 (Sixteenth); A-2(d) to Rule
               24 Certificate in 70-7946 (Seventeenth); A-2(e) to
               Rule  24  Certificate in 70-7946 (Eighteenth);  A-
               2(g)   to   Rule   24   Certificate   in   70-7946
               (Nineteenth); A-2(a)(1) to Rule 24 Certificate  in
               70-8511   (Twentieth);  A-  2(a)(2)  to  Rule   24
               Certificate in 70-8511 (Twenty- first); and A-2(a) to Rule 24 Certificate in 70-9753 (Twenty-second)).

        **B-25 Form of Supplemental Indenture under System
               Energy's Mortgage and Deed of Trust relating to the issuance of First Mortgage Bonds.

        **B-26 Form of First Mortgage Bonds.

        **B-27 Form  of  indenture or similar  document,  if
               any, relating to the issuance of other secured or unsecured System Energy debt in support of System Energy's obligations under the reimbursement agreement.

       ***H-1  Form of Notice.

       * To be filed by Rule 24 Certificate or amendment, if necessary. ** To be filed by amendment.
     *** Previously filed in this File.

          (b)  Financial Statements:

          The transactions proposed herein do not contemplate  an
increase in the amount of financing currently authorized  by  the
Commission.   Therefore,  no  financial  statements   are   filed
herewith.



                            SIGNATURE

          Pursuant  to  the  requirements of the  Public  Utility
Holding Company Act of 1935, the undersigned companies have duly caused this amendment to be signed on their behalf by the undersigned thereunto duly authorized.



                              SYSTEM ENERGY RESOURCES, INC.
                              ENTERGY CORPORATION
                              ENTERGY ARKANSAS, INC.
                              ENTERGY LOUISIANA, INC.
                              ENTERGY MISSISSIPPI, INC.
                              ENTERGY NEW ORLEANS, INC.


                              By:     /s/ Steven C. McNeal
                                        Steven C. McNeal
                                    Vice President and Treasurer





Dated: December 6, 2002



_______________________________
1 Under the Availability Agreement dated as of June 21, 1974, as amended, each of Entergy Arkansas, Inc., Entergy Louisiana, Inc., Entergy Mississippi, Inc. and Entergy New Orleans, Inc. has agreed to pay System Energy each month, in return for the right to receive capacity and energy from Unit No. 1 such amounts as would be adequate (together with other funds received by System Energy) to cover a certain proportion of System Energy's operating expenses and interest charges as defined therein. The benefits and rights of System Energy under the Availability Agreement, as supplemented according to the terms of successive agreements similar to the assignments referred to herein, have been assigned to various creditors of System Energy since 1977.
2 Under the Capital Funds Agreement dated as of June 21, 1974, Entergy has agreed to furnish System Energy capital sufficient to enable System Energy (a) to maintain a minimum 35% equity ratio,
   (b) to pay certain indebtedness when due, and (c) to continue the commercial operation of Unit No. 1. Since 1977, System Energy has entered into supplementary agreements and assignments similar to the supplementary agreement and assignment referred to herein to secure System Energy's creditor group. Such assignments extend terms comparable to the Capital Funds Agreement to each specific creditor group.
3 Neither System Energy nor Entergy nor any associate company of either corporation would form the financing entity or hold any equity interest in the financing entity.